LORD ABBETT SECURITIES TRUST
90 Hudson Street
Jersey City, NJ 07302

January 18, 2013

VIA EDGAR

Ms. Kimberly A. Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Lord Abbett Securities Trust (the “Trust”)
File Nos. 333-185183 and 811-07538

Dear Ms. Browning:

          This letter responds to comments you provided in January 15, 2013 and January 17, 2013 telephone conversations with Brooke A. Fapohunda of Lord, Abbett & Co. LLC, the investment adviser to each series of the Trust, regarding the Trust’s amended preliminary proxy materials filed with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR correspondence on January 14, 2013. The comments, and the Trust’s responses thereto, are set forth below. The Trust filed today with the Commission a combined prospectus/proxy statement (collectively, the “Prospectus/Proxy”) and statement of additional information reflecting changes made in response to your comments in a pre-effective amendment to the Trust’s registration statement on Form N-14 initially filed with the Commission on November 29, 2012. Capitalized terms used but not defined in this letter have the meanings given to them in the Prospectus/Proxy.

          1.          Please couple expectations, estimations, and similar statements with appropriate qualifiers such as “we expect,” “we estimate,” and the like.

          Response: We have made the requested changes.

          2.          Please clarify that Acquiring Fund has a stated policy of engaging in active and frequent trading, whereas Target Fund does not have such a policy. Please state that active and frequent trading involves the risk of lower investment returns, higher taxes, and higher transaction costs.

          Response: We have made the requested changes.

          3.          Please quantify the amount of each Fund’s other expenses and clarify the effect of the Reorganization on Target Fund shareholders’ total annual operating expenses, including whether the Combined Fund’s total annual operating expenses will be lower than

Ms. Kimberly A. Browning
January 18, 2013

Target Fund’s total annual operating expenses solely because of the contractual fee waiver and expense reimbursement.

          Response: In evaluating the Reorganization’s effect on expenses, we believe that the relevant comparison is not between Target Fund and Acquiring Fund, but between Target Fund and the Combined Fund (i.e., the surviving Fund). Indeed, if approved by Target Fund shareholders, the Reorganization will result in their becoming shareholders of the Combined Fund – not shareholders of Acquiring Fund as if the Reorganization had not occurred. It is true that Acquiring Fund’s expense ratio currently is lower than Target Fund’s expense ratio solely because of the expense cap. However, the Combined Fund’s expense ratio is estimated to be lower than Target Fund’s expense ratio solely because of the lower management fee rate (disregarding any waiver) and economies of scale the Combined Fund will realize as a result of the Reorganization. This reduction is expected irrespective of, and completely unrelated to, the expense cap. More specifically, immediately after the Reorganization is completed, the Combined Fund’s other expenses are expected to be 5 basis points lower than Target Fund’s other expenses for the 2012 fiscal year. The Combined Fund will enjoy the added benefit of Acquiring Fund’s expense cap through at least February 28, 2014. Accordingly, we have clarified the applicable disclosure to better reflect how the Reorganization is expected to impact Target Fund shareholders’ annual expenses.

          4.          Please state that there is no guarantee that Acquiring Fund’s contractual fee waiver and expense reimbursement will be extended beyond February 28, 2014.

          Response: We have made the requested changes.

          5.          Please delete the following language from the Q&A under “How do the Funds’ expense structures compare?”: “the same as or.”

          Response: We have made the requested change.

          6.          Please clarify in the applicable fee table footnotes that shareholders will incur actual total annual operating expenses equal to the expense cap plus the amount of any applicable Rule 12b-1 fee.

          Response: We have made the requested changes.

          7.          Please confirm in your comment response letter the accuracy of the disclosures concerning the Funds’ other (i.e., non-management) expenses.

          Response: We confirm the accuracy of the disclosures concerning the Funds’ other (i.e., non-management) expenses.

          8.          Please clarify in plain English the meaning of the term “outperformed” in comparative statements about the Funds’ investment returns.

Ms. Kimberly A. Browning
January 18, 2013

          Response: We have made the requested changes.

          9.           In the applicable bullet under “Summary of Proposal,” please clarify that performance will vary for share classes other than Class A due to the different Rule 12b-1 fee each share class bears.

          Response: We have made the requested change.

          10.        Please delete the last sentence under “Fees and Expenses – Portfolio Turnover” about the possible effect of Target Fund’s investment team leadership change on the Fund’s portfolio turnover rate.

          Response: We have made the requested change.

          11.        Please discuss in your comment response letter the Board’s consideration of Acquiring Fund’s active trading policy.

          Response: At its September 2012 meeting, the Board considered pertinent available information regarding Acquiring Fund’s investment strategy, including Acquiring Fund’s stated investment policies, Acquiring Fund’s since inception performance history, and the Board’s longstanding familiarity with the active trading style of Acquiring Fund’s lead portfolio manager in managing small cap growth strategies. The Board also noted that Acquiring Fund’s lead portfolio manager assumed lead portfolio management responsibilities for Target Fund in July 2012. We note that because Acquiring Fund has a fiscal year end of October 31, information regarding its 2012 fiscal year portfolio turnover rate was not available when the Board considered the Reorganization in September 2012.

          12.        Please disclose the amount of Target Fund’s capital loss carryovers.

          Response: We have made the requested change.

          13.        The adjustment for accrued expenses and other liabilities should not be included in the Statement of Assets and Liabilities unless these expenses will not be paid by the Combined Fund. Please confirm in your comment response letter that accrued expenses and other liabilities will not be paid by the Combined Fund or revise the Statement of Assets and Liabilities accordingly.

          Response: The adjustment for accrued expenses and other liabilities represents approximately $82,000 in audit fees and shareholder reporting costs that Target Fund would need to incur if the Reorganization were not completed. Accordingly, these expenses will not be paid by the Combined Fund.

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          If you have any questions, please call Ms. Fapohunda at (201) 827-2279 or the undersigned at (201) 827-2225.

Ms. Kimberly A. Browning
January 18, 2013

Sincerely,

/s/ Thomas R. Phillips

Thomas R. Phillips
Vice President and Assistant Secretary